ClickStream Corporation

1801 Century Park East, Suite 1201

Los Angeles, CA 90067

June 2, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Mathew Derby, Esq.

Re:	ClickStream Corporation
Offering Statement on Form 1-A
File No. 024-11183

Ladies and Gentlemen:

Clickstream Corporation (the “Company”) respectfully requests that the above-referenced Offering Statement on Form 1-A, as amended, be declared qualified by the Securities and Exchange Commission on 5:00 PM, Eastern time, on June 4, 2020, or as soon thereafter as is practicable.

The Company hereby confirms that at least one state is prepared to qualify the offering.

If you have any questions, please contact our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com.

Very truly yours,

ClickStream Corporation

/s/ Michael Handelman
By Michael Handelman,
Chief Financial Officer

cc: David L. Ficksman